Monthly Report - January, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          126,704          126,704
Change in unrealized gain (loss) on open              287,812          287,812
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (33,942)         (33,942)
      Treasury obligations
Interest Income 			              252,956          252,956
Foreign exchange gain (loss) on margin deposits     (123,536)        (123,536)
				                 ------------    -------------
Total: Income 				              509,994          509,994

Expenses:
   Brokerage commissions 		              570,491          570,491
   Management fee 			               60,789           60,789
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               97,689           97,689
					         ------------    -------------
Total: Expenses 		                      728,969          728,969
Net Income(Loss)			   $        (218,975)        (218,975)
for January, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (118,194.706    $     4,230,809    155,579,729    159,810,538
units) at December 31, 2019
Addition of 		 	              0      1,096,915      1,096,915
587.214 units on January 1, 2020
Redemption of 		 	    (1,200,000)      (872,140)    (2,072,140)
(1,692.934) units on  January 31, 2020*
Net Income (Loss)               $         9,189      (228,164)      (218,975)
for January, 2020
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2020
(117,131.217 units inclusive
of 42.231 additional units) 	      3,039,998    155,576,340    158,616,338
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2020 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.28)% 	   (0.28)%  $  1,213.06	   90,283.176 $   109,519,158
Series 3    0.07% 	     0.07%  $  1,757.71	   19,663.952 $    34,563,513
Series 4    0.22% 	     0.22%  $  2,261.10	    4,262.019 $     9,636,836
Series 5    0.01% 	     0.01%  $  1,675.81	    2,922.070 $     4,896,831

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			February 14, 2020
Dear Investor:

Burgeoning concerns about the impact of the impact of the coronavirus epidemic on global growth jolted what had been improving market sentiment. Overall, small gains from trading interest rate and commodity futures were marginally outweighed by losses from trading equity futures. Trading of currency forwards was essentially flat.

Equity futures, which had been underpinned by the U.S.-China trade deal, accommodative global monetary policy and the conservative election victory in Great Britain, sagged under the weight of the China virus scare. Long positions in Korean, Japanese, Hong Kong,Taiwanese, EAFE, Emerging Market and Euro Stoxx50 equity index futures were unprofitable. Trading of the British stock index future and a short VIX position were also unprofitable. On the other hand, long positions in Canadian and Australian equity futures and trading of U.S.,Dutch and South African futures produced partially offsetting gains.

Safe haven demand led to profits on long positions in U.S., British, Japanese and Italian interest rate futures, especially late in January. Meanwhile, losses on short trades in German, Australian and Canadian interest rate futures provided partial offsets.The likely slowdown in trade with China weighed on grain prices and short soybean and corn positions posted small gains. Short cattle and hog trades were also profitable. Trading of soft commodities was flat.

A long gold trade benefitted from flight-to-safety demand, and a short copper position was profitable due to fears of a growth slowdown. Meanwhile, a short silver position was unprofitable.

Energy prices declined sharply in January as the demand reducing impact of the coronavirus scare added to the price depressing impact of ample supplies. Overall, profits from short RBOB gasoline, heating oil, and natural gas positions outweighed losses from long Brent and WTI crude oil positions.

The U.S. dollar edged higher during the month and trading results were mixed and flat. Long dollar positions against the Brazilian real, Korean won and Australian and New Zealand dollars were profitable. A long pound sterling trade was also profitable. On the other hand, short dollar trades against the Colombian peso, Indian rupee, Singapore dollar and Norwegian krone; long dollar trades against the yen and euro; and trading the dollar versus the Russian ruble produced counterbalancing losses.



  			Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman